CONSULTING AGREEMENT

         This Consulting Agreement (this "Agreement") is entered into as of this

30th day of March, 2006 (the “Effective Date”) by and between (1) The MacKay Group, Inc. ("MKG"),  a corporation duly authorized and incorporated under Hong Kong law, with offices at 1615 Walnut Street, 3rd Floor, Philadelphia, Pennsylvania 19103;  and (2) David M. Long, Jr. (“Dr. Long”), an adult individual residing at 10988 Horizon Hills Drive, El Cajon, California 92020.

RECITALS:

WHEREAS the parties to this Agreement hereby incorporate as if fully set forth herein the recitals set forth in the March 30, 2006 Stock Acquisition and Voting Agreement between MKG on one part, and Dr. Long, among others, on the other part (the “Stock Acquisition and Voting Agreement”);

WHEREAS Dr. Long has played in an instrumental role, and has made a substantial investment of time, effort, and money, in the development of Biofield Corporation (“Biofield” or the “Company”) and its technology and products, and the distribution of its technology and products worldwide;

WHEREAS Dr. Long is respected among the US and overseas medical community for his contributions to the field of medicine and healthcare in general, and in particular, to issues relating to breast and other cancers;

WHEREAS Dr. Long, through himself and/or his former staff, has information about the Company, its technology and products, and the possible worldwide distribution of the Company’s technology and products, which would be valuable to MKG upon MKG’S acquiring control of the Company and its operations and management;

 WHEREAS in helping to fund and otherwise develop the Company and its technology and products and promoting the distribution of Company’s technology and products worldwide, Dr. Long has demonstrated an extraordinary commitment to promoting breast cancer awareness and the early detection of breast and other cancers and to helping save the lives of women afflicted with breast and other cancers, a commitment that MKG admires and shares;

WHEREAS MKG wishes to recognize the high level of contributions of Dr. Long to the Company by placing him in a consulting role in the Company once MKG has acquired control, management, and operations of the Company; and

WHEREAS MKG believes that Dr. Long’s continued involvement in the Company for a period of three years will help MKG in the transition MKG must undergo once MKG has taken over control, management, and operations of the Company and beyond;

         NOW, THEREFORE, in consideration of the payments and other benefits as set forth herein, the mutual covenants and premises herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.

CONSULTING ROLE.  As of the Effective Date, Dr. Long will serve as a consultant to MKG, James MacKay as the new Chairman of the Board of the Company, and James MacKay’s nominee as the new Chief Executive Officer and President of the Company (collectively “New Management”).  Dr. Long will remain in this capacity for a period of three (3) years commencing as of the Effective Date (the “Term”).  Throughout his service as a consultant, Dr. Long shall provide his best efforts to New Management and the Company and will provide support to New Management and the Company.

2.

DUTIES.  Dr. Long shall perform such consulting tasks as MKG and/or New Management may reasonably assign him from time to time, provided that Dr. Long is physically capable of performing such tasks.  Dr. Long may perform his duties under this Agreement from home.  Dr. Long and MKG anticipate that Dr. Long would spend approximately two-three (2-3) hours per week performing his duties under this Agreement.  Dr. Long may delegate some or all of the duties expected of him under this Agreement to other individuals or entities, provided that MKG or the Company shall not be required to pay additional compensation (whether to Dr. Long and/or such individuals or entities) over and above the compensation set forth in section 3 below of this Agreement.

3.

COMPENSATION.  As consultant, Dr. Long will be paid the amount of Sixty Thousand US Dollars (US$60,000) per year for a three-year period commencing as of the Effective Date.  Such compensation will be paid in a lump sum at the end of each year, which shall be the anniversary date of the Effective Date.  The compensation described in this section includes all amounts to be paid by MKG, New Management or the Company to Dr. Long for his work as a consultant to MKG, New Management and/or the Company, and Long shall not be entitled to any other payments from MKG, New Management or the Company; provided that Dr. Long shall receive, in addition to the compensation set forth in this section, any and all payments or compensation set forth in the Stock Acquisition and Voting Agreement, including, but limited to, any compensation for the transfer of any Company stock; director compensation, stock options, and/or other benefits; and royalty payments, as set forth in the Stock Acquisition and Voting Agreement.  Dr. Long will be reimbursed all reasonable expenses associated with his consulting.  In the event of Dr. Long’s death during the Term, the $60,000 annual compensation set forth in this Section 3 shall be paid to Dr. Long’s estate and/or heirs in accordance with this Agreement for remaining years of the three-year Term of this Agreement.

4.

STATUS AS INDEPENDENT CONTRACTOR. While serving as a consultant, Dr. Long will be an independent contractor. As such, Dr. Long will not be considered an employee of MKG or the Company for federal tax purposes or any other purposes. MKG and/or the Company shall not deduct withholding taxes, FICA or any taxes required to be deducted by an employer, and Dr. Long agrees that he shall be responsible to pay any and all such taxes as an independent contractor. MKG and/or the Company will have no obligations with respect to Dr. Long that it might otherwise have at law with respect to regular employees. Dr. Long will not be entitled, among other things, to share in employee benefits available for regular employees of MKG and/or the Company, including but not limited to, fringe benefits, pension, retirement, profit-sharing, bonus plans, unemployment benefits or workers’ compensation. MKG and/or the Company agrees to record Dr. Long's annual earnings at the end of the year on an Internal Revenue Service Form 1099. A copy of the Form 1099 will be provided to the Internal Revenue Service and to Dr. Long.

5.

NON-WAIVER. The failure by either party to exercise any of its or his rights in the event of a breach of this Agreement by the other party shall not be construed as a waiver of such breach or any subsequent breach, or prevent either party from later enforcing strict compliance with this Agreement as to such breach or any subsequent breach.

6.

SEVERABILITY. If any provision of this Agreement is held by a court of competent jurisdiction to be void or unenforceable for any reason, such provision shall be modified or deleted in such a manner so as to make this Agreement, as modified, legal and enforceable, and the remaining provisions hereof shall continue in full force and effect.

7.

SUCCESSORS AND ASSIGNS. This Agreement shall be binding on and inure to the benefit of the parties and their legal representatives, successors and assigns.

8.

GOVERNING LAW. This Agreement shall be governed by and interpreted and construed in accordance with the laws of the State of Pennsylvania.

9.

ENTIRE AGREEMENT. This Agreement embodies the entire agreement between the parties, and supersedes all prior Agreements, whether written or oral, relating to the subject matter hereof. Any amendment or modification to this Agreement shall be in writing and shall be executed by the parties in order to be effective.

10.    DISPUTE RESOLUTION. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration, conducted before a single arbitrator in Philadelphia Pennsylvania, administered by the American Arbitration Association (“AAA”) in accordance with its Commercial Arbitration Rules then in effect. The single arbitrator shall be selected by the mutual agreement of MKG and Dr. Long, unless the parties are unable to agree to an arbitrator, in which case, the arbitrator will be selected under the procedures of the AAA. The arbitrator will have the authority to permit discovery and to follow the procedures that he or she determines to be appropriate. The arbitrator will have no power to award consequential (including lost profits), punitive or exemplary damages. The decision of the arbitrator will be final and binding upon the parties hereto. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. Each party shall bear its own legal fees and costs and equally divide the forum fees and cost of the arbitrator.

11.

COUNTERPARTS. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same original.

12.    NOTICES. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of delivery if delivered by hand, (ii) on the date of transmission, if delivered by confirmed facsimile, (iii) on the first business day following the date of deposit if delivered by guaranteed overnight delivery service, or (iv) on the fourth business day following the date delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

       If to Dr. Long:

David M. Long, Jr.

10988 Horizon Hills Drive

El Cajon, CA  92020

Fax : (619) 670-3175

         If to The MacKay:

Michael Cimino, President

        Group, Inc.

The MacKay Group, Inc.

1615 Walnut Street, 3rd Floor

Philadelphia, PA  19104

Fax: (215) 972-6988

13.

ASSIGNMENT.

13.1

MKG shall have the right to assign this Agreement to the Company and/or any successor of substantially all of its business or assets, and the Company and/or any such successor and Dr. Long shall be bound by all of the provisions hereof.   While his consent is not so required by this Agreement, Dr. Long consents to such an assignment.

13.2

Upon MKG’s and/or the Company’s consent, which consent shall not be unreasonably withheld, Dr. Long shall have the right to assign this Agreement to another individual or entity, provided that such individual or entity has the knowledge, expertise, contacts, and reputation needed to fulfill the duties required of Dr. Long by this Agreement.

14.

SECTION HEADINGS.  The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation of this Agreement.

THE UNDERSIGNEDS HAVE READ THE FOREGOING AGREEMENT, FULLY UNDERSTAND IT, AND, HAVE VOLUNTARILY EXECUTED IT ON THE DATES SET FORTH BELOW.

THE MACKAY GROUP, INC.

BY:_______________________

       MICHAEL M. CIMINO

        President

CONSULTANT:

__________________________

DAVID M. LONG, JR.

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